UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                         CB RICHARD ELLIS GROUP, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  12497T101
                                  ---------
                               (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                            December 13, 2004
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 11


 CUSIP NO. 12497T101            SCHEDULE 13D                     Page 2 of 11

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
  7.  SOLE VOTING POWER                                                   -0-

   NUMBER OF      -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      18,506,778**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 18,506,778**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,506,778**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 12497T101              SCHEDULE 13D                    Page 3 of 11

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC PARTNERS, L.P.


   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-
   NUMBER OF      -----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER                       18,506,778**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH     ----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                  18,506,778**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,506,778**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
**  See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 12497T101              SCHEDULE 13D                    Page 4 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      18,506,778**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 18,506,778**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,506,778**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 12497T101             SCHEDULE 13D                     Page 5 of 11

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                BLUM STRATEGIC PARTNERS II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER                       18,506,778**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 18,506,778**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,506,778**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 12497T101              SCHEDULE 13D                   Page 6 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                 RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                               2,491

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      18,506,778**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                          2,491

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 18,506,778**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,509,269**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              IN

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 12497T101              SCHEDULE 13D                    Page 7 of 11

Item 1.  Security and Issuer
----------------------------

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on June 21, 2004 by Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic Partners, L.P., a Delaware limited partnership ("Blum Strategic"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); and Richard C. Blum, a managing member of Blum GP and Blum GP II (collectively, the "Reporting Persons"). This Amendment to the Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (the "Common Stock") of CB Richard Ellis Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 865 South Figueroa Street, Suite 3400, Los Angeles, California 90017. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction
-------------------------------

Pursuant to the terms of an Underwriting Agreement, dated as of December 7, 2004 (the "Underwriting Agreement"), among the Issuer, Blum Strategic, Blum Strategic II, Blum Strategic Partners II GmbH & Co. KG ("Blum Strategic II KG"), the other selling stockholders party thereto and the underwriters party thereto, on December 13, 2004, Blum Strategic, Blum Strategic II and Blum Strategic II KG sold to such underwriters an aggregate of 10,000,000 shares of Common Stock at a price of $26.88 per share (net of underwriting discounts and commissions), in a public offering pursuant to the Issuer's Registration Statement on Form S-1 (Registration No. 333-120445) (the "Offering"). Also pursuant to the Underwriting Agreement, Blum Strategic, Blum Strategic II and Blum Strategic II KG granted to such underwriters a 30-day option to purchase an aggregate of 541,574 additional shares of Common Stock, at a price of $26.88 per share (net of underwriting discounts and commissions), to cover over-allotments, which option was exercised in full on December 9, 2004 and all such shares were sold on December 13, 2004.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit A hereto) and the Second Amendment and Waiver (Exhibit B hereto), each of which is incorporated by reference herein in its entirety.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

The information set forth in this Item 5 is qualified in its entirety by reference to the Second Amendment and Waiver (Exhibit B hereto), which is incorporated by reference herein in its entirety.

(a),(b) Based upon information provided by the Issuer, as of November 30, 2004 there were 70,677,785 shares of Common Stock issued and outstanding. Based on such information, after taking into account the transactions



CUSIP NO. 12497T101            SCHEDULE 13D                    Page 8 of 11


described in Item 5(c) below, the Reporting Persons report ownership of the following shares of Common Stock: (i) 8,467,741 shares of Common Stock held by Blum GP on behalf of the limited partnerships for which it serves as the general partner, which represents 12% of the outstanding shares of the Common Stock; (ii) 10,039,037 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 14.2% of the outstanding shares of the Common Stock; and (iii) Mr. Blum, who is a director of the Issuer, reports the aggregate of these shares and the 2,491 shares of the Common Stock of which he has sole beneficial ownership for a total of 18,509,269 shares of the Common Stock, which represents 26.2% of the outstanding shares of Common Stock.

Voting and investment power concerning the above shares are held solely by Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 18,506,778 shares of the Common Stock, which is 26.2% of the outstanding Common Stock. Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II has voting and investment power. In addition, Mr. Blum has sole beneficial ownership of 2,491 shares of the Common Stock (consisting of shares held directly and options currently exercisable). Mr. Blum is Chairman of the Issuer. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Blum GP or Blum GP II.

As a result of the provisions in the Securityholders' Agreement affecting the voting of shares of Common Stock (as described in Item 6 of this Schedule
13D), Blum Strategic, Blum Strategic II and Blum Strategic II KG, together with the other parties thereto that formerly held shares of Class B Common Stock, other than Frederic V. Malek, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. As such, the group formed thereby would be deemed to beneficially own the aggregate 24,293,898 shares of Common Stock held by such persons, which would represent 34.1% of the outstanding shares of Common Stock. The parties to the Securityholders' Agreement that formerly held shares of Class B Common Stock are the following: Blum Strategic; Blum Strategic II; Blum Strategic II KG; FS Equity Partners III, L.P. ("FSEP III"); FS Equity Partners International, L.P. ("FSEP International"); Ray Wirta, who as of the date of this Schedule 13D is the Chief Executive Officer, and a director, of the Issuer; Brett White, who as of the date of this Schedule 13D is the President, and a director, of the Issuer; and The Koll Holding Company. However, the Reporting Persons disclaim the existence of such group and disclaim beneficial ownership of the shares of Common Stock directly held by any of the other parties to the Securityholders' Agreement.

c) The Reporting Persons effected the following transactions in the Common Stock during the 60 days prior to the filing of this Schedule 13D:


CUSIP NO. 12497T101            SCHEDULE 13D                    Page 9 of 11


On December 13, 2004, the Reporting Persons sold the following number of shares of Common Stock in the Offering for a price of $26.88 per share (net of underwriting discounts and commissions):

Entity                               Shares
------                              ---------
The limited partnership for         4,823,277
which Blum GP serves as
general partner.

Entity                               Shares
------                              ---------
The limited partnerships for        5,718,297
which Blum GP II serves as
general partner and the
managing limited partner.

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

In connection with the Offering, each of Blum Strategic, Blum Strategic II, Blum Strategic II KG and the other parties to the Securityholders' Agreement as of April 14, 2004 entered into the Second Amendment and Waiver, which, in addition to amending certain terms of the Securityholders' Agreement, also provided for certain agreements with respect to the Offering between and among the Issuer and certain of the stockholders that are parties to the Securityholders' Agreement.

Also in connection with the Offering, each of Blum Strategic, Blum Strategic II, Blum Strategic II KG, Richard C. Blum and Jeffrey A. Cozad entered into an agreement dated as of November 22, 2004 (a "Lock-Up Letter") with Credit Suisse First Boston LLC (acting on behalf of itself and the several underwriters of the Offering), pursuant to which, among other things, each agreed that for a period ending 90 days after the date of the final prospectus relating to the Offering, such Reporting Person will not, without the prior written consent of Credit Suisse First Boston LLC: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of securities or securities convertible into or exchangeable or exercisable for any shares of securities, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of securities, whether any such aforementioned transaction is to be settled by delivery of the securities or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge or other arrangement.


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 10 of 11


Also in connection with the Offering, each of Blum Strategic, Blum Strategic II and Blum Strategic II KG entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale of an aggregate of 10,000,000 shares of Common Stock by Blum Strategic, Blum Strategic II and Blum Strategic II KG to the underwriters named therein at a price of $26.88 per share (net of underwriting discounts and commissions) in connection with the Offering, which sale was completed on December 13, 2004. Also pursuant to the Underwriting Agreement, Blum Strategic, Blum Strategic II and Blum Strategic II KG granted to such underwriters a 30-day option to purchase an aggregate of 541,574 additional shares of Common Stock, at a price of $26.88 per share (net of underwriting discounts and commissions), to cover over-allotments, which option was exercised in full on December 9, 2004 and such shares were sold on December 13, 2004.

Except as set forth above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in this Item 6 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit A hereto), the Second Amendment and Waiver (Exhibit B hereto) and the form of Lock-up Letter (Exhibit C hereto), each of which is incorporated by reference herein in its entirety.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Underwriting Agreement (incorporated by reference to Exhibit 1 of Amendment No. 1 of the Issuer's Registration Statement on Form S-1
(No. 333-120445) filed with the Securities and Exchange Commission on November 24, 2004).

Exhibit B Second Amendment and Waiver (incorporated by reference to Exhibit 4.2(c) of Amendment No. 1 of the Issuer's Registration Statement on
Form S-1 (No. 333-120445) filed with the Securities and Exchange
Commission on November 24, 2004).

Exhibit C Form of Lock-up Letter (filed herewith).

Exhibit D Joint Filing Undertaking (filed herewith).








CUSIP NO. 12497T101             SCHEDULE 13D                    Page 11 of 11

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2004


BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
                                      By:  Blum Strategic GP, L.L.C.
                                            Its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Member and General Counsel




BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC PARTNERS II, L.P.
                                      By:  Blum Strategic GP II, L.L.C.
                                           Its General Partner



By: /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
    -------------------------------        ------------------------------
     Gregory D. Hitchan                    Gregory D. Hitchan
     Member and General Counsel            Member and General Counsel




RICHARD C. BLUM



By:  /s/ Gregory D. Hitchan
     -------------------------------------
     Gregory D. Hitchan, Attorney-in-Fact








CUSIP NO. 12497T101             SCHEDULE 13D                    Page 1 of 4

                                   EXHIBIT C
                              Form of Lock-up Letter


                                                              November 22, 2004


CB Richard Ellis Group, Inc.
865 South Figueroa Street, Suite 3400
Los Angeles, CA 90017

Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

c/o  Credit Suisse First Boston LLC
     Eleven Madison Avenue
     New York, NY   10010-3629


Dear Sirs:

          As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which a secondary offering will be made of 17,250,000 shares of Class A Common Stock, $0.01 par value per share (the "Securities") (which amount includes 2,250,000 shares of Securities to cover over-allotments of shares of Securities, if any), of CB Richard Ellis Group, Inc., and any successor (by merger or otherwise) thereto (the "Company") by certain stockholders of the Company, the undersigned hereby agrees that from the date hereof and until 90 days after the public offering date set forth on the final prospectus used to sell the Securities (the "Public Offering Date") pursuant to the Underwriting Agreement, to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse First Boston LLC, it will not, during the period commencing on the date hereof and ending 90 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.


CUSIP NO. 12497T101             SCHEDULE 13D                    Page 2 of 4


          Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. The restrictions contained in this Agreement will not apply to (i) any Securities sold by the undersigned pursuant to the Underwriting Agreement; (ii) any Securities or any security convertible into or exercisable or exchangeable for Securities acquired by the undersigned in the open market after the Public Offering Date;
(iii) transfers of Securities or any security convertible into or exercisable or exchangeable for Securities as a bona fide gift or gifts; (iv) transfers or distributions of Securities or any security convertible into or exercisable or exchangeable for Securities to affiliates (as defined in Rule 405 under the Securities Act of 1933) of the undersigned; (v) if the undersigned is a partnership, corporation or limited liability company, distributions of Securities to any partners, shareholders or members of the undersigned; (vi) transfers by the undersigned or its distributee or transferee of Securities or securities convertible into or exercisable or exchangeable for Securities to a family member of the undersigned or its distributee or transferee or trust created for the benefit of the undersigned or its distributee or transferee or family member of the undersigned or its distributee or transferee; or (vii) any private resale of Securities;
provided, that in the case of any transfer, distribution or resale, such transferee, distributee or purchaser agrees to be bound in writing by the terms of this Agreement prior to such transfer, distribution or resale. The restrictions contained in this Agreement also will not apply to transfers by the undersigned of Securities beneficially owned by the undersigned to established charitable entities; provided, however, that the aggregate amount of all such transfers to established charitable entities by any of the Blum Stockholders (as defined herein) (including the undersigned) shall not exceed $2.0 million in Securities (based on the market price of the Securities at the time of each such transfer). For the purpose of the preceding sentence, "Blum Stockholders" means Richard C. Blum, Jeffrey A. Cozad, Blum Strategic Partners, L.P., Blum Strategic Partners II, L.P. and Blum Strategic Partners
II GmbH & Co. KG.

          In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

          This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void on the earlier of the following: (i) if the Public Offering Date shall not have occurred on or before January 31, 2005, and (ii) the date that the Registration Statement on Form S-1 relating to the proposed offering is withdrawn.

                         Very truly yours,

                         BLUM STRATEGIC PARTNERS, L.P.,
                         By: Blum Strategic GP, L.L.C. its general partner

                         By:    /s/ Gregory D. Hitchan
                         Name:  Gregory D. Hitchan
                         Title: Member and General Counsel


CUSIP NO. 12497T101             SCHEDULE 13D                    Page 3 of 4


                         BLUM STRATEGIC PARTNERS II, L.P.,
                         By: Blum Strategic GP II, L.L.C. its general partner

                         By:    /s/ Gregory D. Hitchan
                         Name:  Gregory D. Hitchan
                         Title: Member and General Counsel




                         BLUM STRATEGIC PARTNERS II GmbH & Co. KG,
                         By: Blum Strategic GP II, L.L.C.
                              its managing limited partner

                         By:    /s/ Gregory D. Hitchan
                         Name:  Gregory D. Hitchan
                         Title: Member and General Counsel






CUSIP NO. 12497T101             SCHEDULE 13D                    Page 4 of 4

                                   Exhibit H
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 20, 2004


BLUM STRATEGIC GP, L.L.C.                 BLUM STRATEGIC PARTNERS, L.P.
                                          By:  Blum Strategic GP, L.L.C.
                                                Its General Partner

By: /s/ Gregory D. Hitchan                By: /s/ Gregory D. Hitchan
    ------------------------------            -------------------------------
     Gregory D. Hitchan                       Gregory D. Hitchan
     Member and General Counsel               Member and General Counsel




BLUM STRATEGIC GP II, L.L.C.              BLUM STRATEGIC PARTNERS II, L.P.
                                          By:  Blum Strategic GP II, L.L.C.
                                               Its General Partner



By: /s/ Gregory D. Hitchan                By:  /s/ Gregory D. Hitchan
    -------------------------------           -----------------------------
     Gregory D. Hitchan                       Gregory D. Hitchan
     Member and General Counsel               Member and General Counsel




RICHARD C. BLUM



By:  /s/ Gregory D. Hitchan
     -------------------------------------
     Gregory D. Hitchan, Attorney-in-Fact